Exhibit 99.1

SOURCE: Internet Patents Corporation

November 11, 2014 16:05 ET

Internet Patents Corporation and Prism Technologies Sign Definitive Merger Agreement

SACRAMENTO, CA--(Marketwired - Nov 11, 2014) - Internet Patents Corporation (NASDAQ: PTNT) ("IPC"), operator of a patent licensing business focused on its e-commerce technologies, and Prism Technologies, LLC ("Prism"), a company focused on intellectual property licensing and technology research and development, announced that they have entered into a definitive agreement to merge. Following the acquisition, Prism will be wholly owned by IPC and will operate the patent licensing business for all Prism and IPC patents.

Hussein Enan, Chairman and CEO of IPC, said, "Through the strategic merger with Prism, IPC expects to substantially expand and diversify its patent portfolio, add strong talent in technological innovation, and provide increased opportunities to deliver shareholder value through the monetization of our collective assets. Coupled with the significant experience of Prism management in patent licensing and its track record of generating revenue and profits, we believe the combined company will benefit from IPC's public company status and increased potential for full utilization of its $145.5 million in federal and $29.8 million in state net operating loss carryforwards."

Prism and its subsidiaries currently own or have rights to a patent portfolio consisting of nine patent families incorporating 61 issued and six pending patents in the computer and network security, semiconductors and medical technology spaces. Prism continues to develop and acquire new technologies and is committed to ongoing research and development efforts in several fields, including computer and network security, wearable computing, and secure transaction processing. Prism has been granted several new key patents on its inventions and has several open patent applications. Prism began its licensing efforts in 2004 and has extensive relationships with law firms specializing in patent licensing and patent infringement litigation. To date, it has licensed its technology to over 30 companies, including Microsoft, Research-In-Motion, VeriSign, Adobe, National Instruments, Bank of America and Harris Bancorp. Prism generated $40 million in gross revenues in 2013 and $9.4 million in 2012 and estimates that proceeds from patent related activities in 2014 will exceed $28 million.

The combined company will have eleven employees and be led by a seasoned management team with proven experience and expertise in public company leadership, technology development, and intellectual property licensing and management. In addition, Gregory Duman, Prism's President, will join IPC's Board of Directors.

"We're very pleased to join forces with IPC," said Mr. Duman. "By combining our strengths and resources, we believe we will be better positioned to capitalize on the opportunity to fully realize the potential of our joint intellectual property."

Pursuant to the terms of the Merger Agreement, in exchange for all of the outstanding equity of Prism, IPC will pay $16.5 million in cash, less any debt that is not related to the acquisition of patents and issue 3.5 million shares of its common stock to Prism security holders at closing. IPC has also agreed to share future revenue related to Prism's patents with Prism's former security holders. Under the terms of the Merger Agreement, IPC, through ownership of Prism, will retain the first $16.5 million in Prism Patent Proceeds received after closing, less any cash remaining in Prism at the time of closing. Prism's former security holders will receive 70% of subsequent Prism Patent Proceeds, up to $55 million. The maximum revenue share of $55 million to be paid to Prism's former security holders would be reduced by any distributions of Prism Patent Proceeds that are made by Prism prior to closing. After the maximum earnout is achieved, IPC will retain all future Prism Patent Proceeds. Prism Patent Proceeds is defined in the Merger Agreement as total recoveries from litigation, licensing, and patent sales minus production expenses (e.g. legal fees and costs paid to third parties); and minus cash operating expenses incurred by Prism.

Immediately following the closing of the transaction, Prism's former equity owners are expected to own approximately 31% of the outstanding common stock of the combined company (or approximately 34% of the outstanding common stock of the combined company calculated on a fully diluted basis).

Completion of the transaction, which is expected to occur in the first quarter of 2015, will be subject to approval by IPC's stockholders, the members of Prism, and other customary closing conditions.

Important Additional Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval. IPC and Prism intend to file a registration statement on Form S-4 that will contain a prospectus and proxy statement with the Securities and Exchange Commission ("SEC") in connection with the transaction. Before making any voting or investment decision, investors and security holders of IPC and Prism are urged to read these materials carefully and in their entirety when they become available because they will contain important information about IPC, Prism and the transaction. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by IPC with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by IPC by directing a written request to: Internet Patents Corporation, 101 Parkshore Dr., Suite 100, Folsom, CA 95630. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the transaction. Until the registration statement is declared effective by the SEC, further information concerning the transaction will only be available through filings with the SEC.

IPC and its directors and executive officers and Prism and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of IPC in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of IPC is also included in IPC's Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 26, 2014. This document is available free of charge at the SEC web site (www.sec.gov) and from Investor Relations at IPC at the address described above.

About Internet Patents Corporation

Headquartered in Sacramento, CA, Internet Patents Corporation (NASDAQ: PTNT) operates a patent licensing business focused on its e-commerce technologies. www.internetpatentscorporation.net

About Prism Technologies LLC

Prism Technologies is a Nebraska Limited Liability Company formed in 2003 as a successor to Prism Resources, Inc. The Company is focused on intellectual property licensing and technology research & development. It currently owns a patent portfolio consisting of nine patent families incorporating 61 issued and six pending patents in the computer & network security, semiconductors and medical technology space.

www.prsmip.com

This news release contains forward-looking statements, which include statements expressing the intent, belief or current expectations of Internet Patents

Corporation that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal," and similar expressions are intended to identify forward-looking statements. Actual results might differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with Internet Patent Corporation's business and the acquisition, which include, but are not limited to: the unpredictable nature of patent licensing and patent litigation; the risk that one or more of the patents acquired in the acquisition will be declared invalid; the potential loss of key employees critical to the ongoing success of the combined company's business; potential adverse changes in the laws and regulations relating to patents and patent litigation; the expected closing date of the proposed merger may change; the proposed merger may not close, including, but not limited to, due to the potential failure to receive the requisite vote required to approve the transaction of the members of Prism or of the stockholders of IPC, or due to the failure to satisfy other closing conditions; the risk that the combined company created by the acquisition will not be profitable and the possibility that the expected value creation from the proposed merger will not be realized or will not be realized within the expected time period; expectations regarding the structure of the transaction may not be realized; and changes in the taxation of the combined company's income due to the disallowance or expiration of the Company's net operating losses. Unless legally required, Internet Patents Corporation undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Company's filings with the Securities and Exchange Commission.

CONTACT INFORMATION

Investor Relations Contact: Jennifer Jarman

The Blueshirt Group

415-217-5866

jennifer@blueshirtgroup.com